Exhibit 99.1

Northern Dynasty Releases ‘Environmental, Social & Governance’ (ESG) Report for Alaska’s Pebble Project

April 27, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") has completed an ‘Environmental, Social & Governance’ (“ESG”) Report for southwest Alaska’s Pebble Project, and posted it to its corporate website at https://northerndynastyminerals.com/responsible-mining/esg-reports/.

Northern Dynasty acquired its interest in State of Alaska mineral claims at the Pebble property in 2001, and since that time has worked diligently with a number of partners to explore, plan and permit a proposed copper-gold-molybdenum-silver-rhenium mine. The Pebble Project ESG Report released today addresses the broad range of progressive principles, practices and commitments the Company and its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) have employed at Pebble over the past two decades to advance the project toward environmentally sound and socially responsible development.

“For many reasons – including the Pebble deposit’s size and significance, its location in a vast region that supports world-class fisheries, and the active campaigning of national environmental organizations – the progress of the Pebble Project has been marked by public controversy and rhetoric,” said Ron Thiessen, Northern Dynasty President & CEO. “It’s unfortunate because so much of the good work done to plan, permit, develop and operate a modern copper mine at Pebble that would, in many ways, set a new standard for responsible mineral development in the United States has been obscured.”

Thiessen said the report summarizes the major ESG policies, planning and engineering approaches, and social commitments that Northern Dynasty and the Pebble Partnership have made since acquiring the Pebble Project in 2001 through to receiving a negative ‘Record of Decision’ (“ROD”) from the US Army Corps of Engineers (“USACE”) in late 2020. The report’s ‘Introduction’ concludes:

“This ESG report is an effort to explain simply and directly, without embellishment, what NDM (Northern Dynasty) and PLP (the Pebble Partnership) have done in the years 2001 to 2020 to advance the Pebble Project in an environmentally sound and socially/corporately responsible way.

“We do not expect to convince readers based on this document alone that the Pebble deposit can or should be developed. Rather, the intent is to contribute to a more informed and balanced dialogue about the proposed Pebble mine and the future of the Pebble Project by facilitating greater understanding of its past.”

In July 2020, following 2½ years of intensive review by the USACE and eight federal cooperating agencies (including the US Environmental Protection Agency and US Fish & Wildlife Service), three state cooperating agencies (including the Alaska Department of Natural Resources and Alaska Department of Environmental Conservation), as well as the Lake & Peninsula Borough and federally recognized tribes, the Final Environmental Impact Statement (“Final EIS”) for the Pebble Project was published. It found the proposed mine would not have a measureable impact on local fish populations or the commercial, subsistence and sport fisheries that depend on them, and would make a significant socioeconomic contribution to the region, the state and the country.

Notwithstanding the findings of the Final EIS, the USACE issued a negative ROD for the Pebble Project in November 2020, a decision which is currently under appeal.

“We believe we have proposed a project of considerable merit – one that demonstrably meets the high environmental standards enforced in Alaska and the United States, and will make a profound contribution to the state’s economy and the country’s transition to a lower-carbon future through the production of domestic copper,” Thiessen said. “The ESG Report published today is another step along the path of demonstrating that Pebble can be part of the solution to a more sustainable future.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, that address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com